Mail Stop 3010

September 1, 2009

Edward A. Sundberg
Chief Executive Officer
American Business Change Agents, Inc.
13070 Addison Road
Roswell, Georgia 30075

Dear Mr. Sundberg:

Your most recently filed registration statement on Form S-1/A filed June 9, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a period that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that period.

In your next amendment to your registration statement on Form S-1, please disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your amended Form S-1, please disclose this fact in Item 11 of your amended Form S-1.

Once you explain Moore's registration revocation within your registration statement on Form S-1, you do not need to repeat this disclosure in your filings as required under the Exchange Act once you have commenced periodic reporting.

Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant

cc: Gary B. Wolff, Esq. (*via facsimile*)